

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

July 29, 2008

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308


Unity Bancorp Reports Second Quarter and Six Month Results


Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income of $1.1 million, or $0.15 per diluted share, for the quarter ended June 30, 2008, compared to $1.5 million, or $0.20 per diluted share, for the quarter ended June 30, 2007. Return on average assets and average common equity for the second quarter of 2008 were 0.56% and 9.29%, respectively, compared to 0.89% and 13.14%, respectively, for the second quarter of 2007.

For the six months ended June 30, 2008, net income was $2.3 million, or $0.32 per diluted share, compared to $3.0 million, or $0.39 per diluted share for the same period a year ago. Return on average assets and average common equity for the six months ended June 30, 2007, were 0.60% and 9.87%, respectively, as compared to 0.88% and 12.94%, respectively, for the prior year's comparable period.

Earnings for the quarter and six months ended were impacted by an other-than-temporary impairment charge of $222 thousand before taxes, or $0.02 per diluted share, related to Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") perpetual callable preferred securities. The other-than-temporary impairment charge was recorded on three perpetual preferred stock issues classified as available for sale investment securities. Unity decided to recognize the other-than-temporary impairment charge as of June 30, 2008 due to the recent volatility and decline in market value, and the uncertainty that the securities will recover to book value. The book value of the securities, including the impairment charge, is approximately $1.9 million. The securities continue to perform according to their contractual terms and all dividend payments are current.

Total assets at June 30, 2008, were $832.3 million, a 13.6% increase from June 30, 2007. The increase in assets from the prior year was due to growth in the Company's earning assets. Total loans at June 30, 2008, were $643.0 million, an 18.8% increase from June 30, 2007. The growth in the loan portfolio occurred in all product lines. The SBA portfolio grew $26.0 million, or 34.5% from a year ago, in part due to the Company's previously announced strategy to hold more SBA loans for long-term investment.

"Although I am disappointed with the impairment charge on the Freddie Mac securities as well as the continued reduced premiums we are receiving on the sale of SBA loans; I am extremely pleased with our core loan and deposit growth for the quarter," said Unity President and Chief Executive Officer, James A. Hughes. "Despite the challenging economic environment, the fundamentals of our Company continue to be sound."

At June 30, 2008, the allowance for loan losses was $8.9 million, or 1.39% of total loans, compared to 1.48% of total loans at June 30, 2007. Nonperforming assets at June 30, 2008, were $6.9 million, or 1.07% of total loans and other real estate owned (OREO), an increase of $1.9 million, compared to nonperforming assets of $5.0 million or 0.92% of total loans and OREO at June 30, 2007. The increase in nonperforming assets was primarily related to a $2.0 million commercial loan.

Total deposits at June 30, 2008, were $671.9 million, a 12.7% increase from June 30, 2007. This increase was primarily the result of growth in time deposit, demand deposit, and interest-bearing checking accounts, partially offset by the decline in savings. Demand deposits grew $6.5 million, or 8.8% from June 30, 2007. Time deposits increased $102.4 million, or 46.8% from June 30, 2007.

Total shareholders' equity was $48.0 million at June 30, 2008, consistent with June 30, 2007, due to an increase in retained profits of the Company, offset by the purchase of 316 thousand shares of common stock during the third and fourth quarters of 2007. The Company does not anticipate additional purchases of shares for the foreseeable future, as retained profits will be used for future growth.

Net interest income was $6.8 million for the second quarter of 2008, an increase of 12.3%, compared to the same period a year ago. Net interest income was primarily benefited by an increase in interest-earning assets and a stable net interest margin. Net interest margin was 3.66% for the second quarter of 2008, compared to 3.71% for the second quarter of 2007. Due to the decline in short-term interest rates, the Company expects that the net interest margin will expand during the remainder of 2008.

Net interest income was $13.5 million for the six months ended June 30, 2008, an increase of 11.3% compared to $12.1 million a year ago. Net interest income was benefited by an increase in interest-earning assets, partially offset by an 8 basis point decrease in net interest margin. Net interest margin was 3.65% for the six months ended June 30, 2008, compared to 3.73% for the same period a year ago.

The provision for loan losses for the second quarter of 2008 was $650 thousand, compared to $350 thousand for the second quarter of 2007. Net loan charge-offs for the quarter ended June 30, 2008, were $355 thousand, compared to net loan charge-offs of $110 thousand for the quarter ended June 30, 2007. The provision for loan losses was $1.1 million for the six months ended June 30, 2008, an increase of $550 thousand from the six months ended June 30, 2007. Net loan charge-offs for the six months ended June 30, 2008, were $538 thousand, compared to $177 thousand for the same period a year ago.

Total noninterest income for the second quarter of 2008 was $1.0 million. Gains on sales of SBA loans amounted to $417 thousand for the second quarter of 2008, compared to $824 thousand for the quarter ended June 30, 2007, reflecting a lower volume of loans sold in accordance with the Company's decision to retain more of these loans in its portfolio and lower premiums on loans sold, due to current market conditions. Service charges on deposits for the second quarter of 2008 were $341 thousand, consistent to the second quarter of 2007. Service and loan fees were $302 thousand for the second quarter of 2008, a decrease of $78 thousand from a year ago.

Total noninterest income for the six months ended June 30, 2008, was $2.5 million. Gains on sales of SBA loans amounted to $993 thousand for the six months ended June 30, 2008, compared to $1.5 million for the six months ended June 30, 2007, reflecting a lower volume of loans sold and lower premiums on loans sold, due to the factors discussed above. Service charges on deposits for the six months ended June 30, 2008 were $661 thousand, consistent with 2007. Service and loan fees were $602 thousand for the six months ended June 30, 2008, a decrease of $144 thousand from a year ago.

Total noninterest expenses for the second quarter of 2008 were $5.6 million, an increase of 6.6% from the prior year's comparable quarter. Compensation and benefits expense increased 9.4%, due to the increased staffing associated with expansion of the national SBA program and annual cost of living increases. Occupancy and furniture and equipment expenses increased 10.7% and 4.8% respectively, due to branch expansion.

Total noninterest expenses for the six months ended June 30, 2008 were $11.4 million, an increase of 6.6% compared to a year ago. Compensation and benefits expense increased 9.2%, due to the increased staffing associated with expansion of the national SBA program and annual cost of living increases. Occupancy and furniture and equipment expenses increased 7.4% and 0.9% respectively, due to branch expansion.

As of June 30, 2008, the Company's Tier I leverage capital ratio was 8.01%, Tier I risk-based capital ratio was 9.42% and total risk-based capital ratio was 10.67%. All regulatory capital ratios exceeded the well-capitalized, federal capital adequacy requirements as of June 30, 2008.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $832 million in assets and $672 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800-618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.

Unity Bancorp, Inc.
Consolidated Financial Highlights
(Dollars in thousands, except per share data)

							Jun. 08	vs.
BALANCE SHEET DATA:		Jun. 30, 2008		Mar. 31, 2008		Jun. 30, 2007	Mar. 08	Jun. 07
Assets	$	832,315	$	807,874	$	732,403	3.0%	13.6%
Deposits		671,881		642,282		596,093	4.6	12.7
Loans		643,039		602,943		541,385	6.7	18.8
Securities		106,972		114,348		99,460	(6.5)	7.6
Shareholders' equity		47,951		47,896		48,242	0.1	(0.6)
Allowance for loan losses		8,945		8,650		7,997	3.4	11.9
FINANCIAL DATA - QUARTER TO DATE:								
Net income before taxes	$	1,599	$	1,870	$	2,218	(14.5)%	(27.9)%
Federal and state income tax provision		495		626		676	(20.9)	(26.8)
Net income		1,104		1,244		1,542	(11.3)	(28.4)
Per share-basic		0.16		0.18		0.21	(9.0)	(23.9)
Per share-diluted		0.15		0.17		0.20	(12.3)	(25.5)
Return on average assets		0.56%		0.65%		0.89%	(13.8)	(37.1)
Return on average common equity		9.29		10.50		13.14	(11.5)	(29.3)
Efficiency ratio		69.59		71.95		67.22	(3.3)	3.5
FINANCIAL DATA - YEAR TO DATE:								
Net income before taxes	$	3,469		-	$	4,299	-	(19.3)%
Federal and state income tax provision		1,121		-		1,306	-	(14.2)
Net income		2,348		-		2,993	-	(21.6)
Per share-basic		0.33		-		0.41	-	(19.5)
Per share-diluted		0.32		-		0.39	-	(17.9)
Return on average assets		0.60%		-		0.88%	-	(31.8)%
Return on average common equity		9.87		-		12.94	-	(23.7)
Efficiency ratio		70.76		-		68.83	-	2.8
SHARE INFORMATION:								
Closing price per share	$	6.95	$	7.48	$	10.90	(7.0)%	(36.3)%
Cash dividends declared		0.05		0.05		0.05	-	-
Book value per share		6.76		6.76		6.54	-	3.3
Average diluted shares outstanding (QTD)		7,275		7,271		7,660	0.1	(5.0)
CAPITAL RATIOS:								
Total equity to total assets		5.76%		5.93%		6.59%	(2.9)%	(12.6)%
Tier I capital to average assets (leverage)		8.01		8.06		9.21	(0.7)	(13.0)
Tier I capital to risk-adjusted assets		9.42		9.66		11.07	(2.5)	(14.9)
Total risk-based capital		10.67		10.91		13.72	(2.2)	(22.2)
CREDIT QUALITY AND RATIOS:								
Nonperforming assets	$	6,887	$	4,408	$	4,977	56.2%	38.4%
Net charge offs to average loans (QTD)		0.23%		0.12%		0.08%	91.7	187.5
Allowance for loan losses to total loans		1.39		1.43		1.48	(2.8)	(6.1)
Nonperforming assets to total loans and OREO		1.07		0.73		0.92	46.6	16.3

Unity Bancorp, Inc.
Consolidated Balance Sheets

(In thousands)

	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 08 vs. Mar. 08	Jun. 08 vs. Jun. 07
ASSETS					
Cash and due from banks	$ 20,368	$ 19,698	$ 14,696	3.4 %	38.6%
Federal funds sold and interest bearing deposits	33,678	44,042	51,063	(23.5)	(34.0)
Securities:					
Available for sale	77,110	79,726	62,929	(3.3)	22.5
Held to maturity	29,862	34,622	36,531	(13.7)	(18.3)
Total securities	106,972	114,348	99,460	(6.5)	7.6
Loans:					
SBA - Held for sale	25,605	23,632	8,914	8.3	187.2
SBA - Held to Maturity	75,988	71,798	66,634	5.8	14.0
Commercial	387,302	372,695	342,328	3.9	13.1
Residential mortgage	95,100	76,734	69,417	23.9	37.0
Consumer	59,044	58,084	54,092	1.7	9.2
Total loans	643,039	602,943	541,385	6.7	18.8
Less: Allowance for loan losses	8,945	8,650	7,997	3.4	11.9
Net loans	634,094	594,293	533,388	6.7	18.9
Goodwill and other intangibles	1,581	1,585	1,596	(0.3)	(0.9)
Premises and equipment, net	12,372	12,067	11,614	2.5	6.5
Accrued interest receivable	4,095	4,131	3,687	(0.9)	11.1
Loan servicing asset	1,877	1,990	2,289	(5.7)	(18.0)
Bank Owned Life Insurance	5,674	5,622	5,467	0.9	3.8
FHLB/ACBB Stock	4,407	4,170	3,270	5.7	34.8
Other assets	7,197	5,928	5,873	21.4	22.5
Total Assets	$ 832,315	$ 807,874	$ 732,403	3.0 %	13.6%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Noninterest-bearing demand deposits	$ 81,273	$ 80,960	$ 74,731	0.4 %	8.8%
Interest-bearing deposits:					
Interest bearing checking	88,551	76,256	84,107	16.1	5.3
Savings	180,665	188,628	218,273	(4.2)	(17.2)
Time, under $100,000	236,241	211,739	138,440	11.6	70.6
Time, $100,000 and over	85,151	84,699	80,542	0.5	5.7
Total deposits	671,881	642,282	596,093	4.6	12.7
Borrowed funds and subordinated debentures	110,465	110,465	84,744	-	30.4
Accrued interest payable	779	794	595	(1.9)	30.9
Accrued expenses and other liabilities	1,239	6,437	2,729	(80.8)	(54.6)
Total liabilities	784,364	759,978	684,161	3.2	14.6
Commitments and Contingencies	-	-	-		
Shareholders' equity:					
Common stock, no par value, 12,500 shares authorized	52,281	49,600	49,087	5.4	6.5
Retained earnings	1,593	3,379	1,435	(52.9)	11.0
Treasury stock at cost	(4,169)	(4,169)	(1,121)	-	271.9
Accumulated other comprehensive loss, net of tax	(1,754)	(914)	(1,159)	91.9	51.3
Total shareholders' equity	47,951	47,896	48,242	0.1	(0.6)
Total Liabilities and Shareholders' Equity	$ 832,315	$ 807,874	$ 732,403	3.0 %	13.6%
COMMON SHARES AT PERIOD END:					
Issued	7,520	7,509	7,478		
Outstanding	7,095	7,084	7,371		
Treasury	425	425	107		

N/M= Not meaningful

Unity Bancorp, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

FOR THE THREE MONTHS ENDED:	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 08 vs. Mar. 08	Jun. 08 vs. Jun. 07
INTEREST INCOME					
Fed funds sold and interest on deposits	$ 111	$ 180	$ 221	(38.3) %	(49.8)%
FHLB/ACBB Stock	76	100	56	(24.0)	(35.7)
Securities:					
Available for sale	932	875	722	6.5	29.1
Held to maturity	398	437	478	(8.9)	(16.7)
Total securities	1,330	1,312	1,200	1.4	10.8
Loans:					
SBA	2,028	2,328	2,202	(12.9)	(7.9)
Commercial	6,667	6,735	6,378	(1.0)	4.5
Residential mortgage	1,209	1,079	967	12.0	25.0
Consumer	846	901	951	(6.1)	(11.0)
Total loan interest income	10,750	11,043	10,498	(2.7)	2.4
Total interest income	12,267	12,635	11,975	(2.9)	2.4
INTEREST EXPENSE					
Interest bearing demand deposits	350	366	477	(4.4)	(26.6)
Savings deposits	918	1,349	2,122	(31.9)	(56.7)
Time deposits	3,006	3,220	2,153	(6.6)	39.6
Borrowed funds and subordinated debentures	1,155	1,065	1,136	8.5	1.7
Total interest expense	5,429	6,000	5,888	(9.5)	(7.8)
Net interest income	6,838	6,635	6,087	3.1	12.3
Provision for loan losses	650	450	350	44.4	85.7
Net interest income after provision for loan losses	6,188	6,185	5,737	-	7.9
NONINTEREST INCOME					
Service charges on deposit accounts	341	320	339	6.6	0.6
Service and loan fee income	302	300	380	0.7	(20.5)
Gain on SBA loan sales	417	576	824	(27.6)	(49.4)
Bank owned life insurance	53	51	46	3.9	15.2
Net securities (loss) gains	(206)	70	-	NM	NM
Other income	121	138	159	(12.3)	(23.9)
Total noninterest income	1,028	1,455	1,748	(29.3)	(41.2)
NONINTEREST EXPENSES					
Compensation and benefits	2,980	3,220	2,723	(7.5)	9.4
Processing and communications	544	570	563	(4.6)	(3.4)
Occupancy, net	713	701	644	1.7	10.7
Furniture and equipment	413	388	394	6.4	4.8
Professional fees	143	198	162	(27.8)	(11.7)
Loan servicing costs	138	102	169	35.3	(18.3)
Advertising	79	62	105	27.4	(24.8)
Other	607	529	507	14.7	19.7
Total noninterest expenses	5,617	5,770	5,267	(2.7)	6.6
Income before taxes	1,599	1,870	2,218	(14.5)	(27.9)
Federal and state income tax provision	495	626	676	(20.9)	(26.8)
Net Income	$ 1,104	$ 1,244	$ 1,542	(11.3) %	(28.4)%
Net Income Per Common Share-Basic	$ 0.16	$ 0.18	$ 0.21	(9.0) %	(23.9)%
Net Income Per Common Share-Diluted	$ 0.15	$ 0.17	$ 0.20	(12.3) %	(25.5)%
AVERAGE COMMON SHARES OUTSTANDING:					
Basic	7,092	7,075	7,334		
Diluted	7,275	7,271	7,660		

NM= Not Meaningful

Unity Bancorp, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share data)

YEAR TO DATE		Jun. 30, 2008		Jun. 30, 2007	Jun. 08 vs. Jun. 07
INTEREST INCOME					
Fed funds sold and interest on deposits	$	291	$	483	(39.8)%
FHLB/ACBB Stock		176		114	54.4
Securities:					
Available for sale		1,807		1,444	25.1
Held to maturity		835		1,018	(18.0)
Total securities		2,642		2,462	7.3
Loans:					
SBA		4,356		4,542	(4.1)
Commercial		13,402		12,366	8.4
Residential mortgage		2,288		1,855	23.3
Consumer		1,747		1,855	(5.8)
Total loan interest income		21,793		20,618	5.7
Total interest income		24,902		23,677	5.2
INTEREST EXPENSE					
Interest bearing demand deposits		716		1,029	(30.4)
Savings deposits		2,267		4,293	(47.2)
Time deposits		6,226		4,123	51.0
Borrowed funds and subordinated debentures		2,220		2,126	4.4
Total interest expense		11,429		11,571	(1.2)
Net interest income		13,473		12,106	11.3
Provision for loan losses		1,100		550	100.0
Net interest income after provision for loan losses		12,373		11,556	7.1
NONINTEREST INCOME					
Service charges on deposit accounts		661		688	(3.9)
Service and loan fee income		602		746	(19.3)
Gain on SBA loan sales		993		1,503	(33.9)
Bank owned life insurance		104		95	9.5
Net securities (loss) gains		(136)		10	NM
Other income		259		385	(32.7)
Total noninterest income		2,483		3,427	(27.5)
NONINTEREST EXPENSES					
Compensation and benefits		6,200		5,678	9.2
Processing and communications		1,114		1,113	0.1
Occupancy, net		1,414		1,317	7.4
Furniture and equipment		801		794	0.9
Professional fees		341		298	14.4
Loan servicing costs		240		259	(7.3)
Advertising		141		199	(29.1)
Other		1,136		1,026	10.7
Total noninterest expenses		11,387		10,684	6.6
Income before taxes		3,469		4,299	(19.3)
Federal and state income tax provision		1,121		1,306	(14.2)
Net Income	$	2,348	$	2,993	(21.6)%
Net Income Per Common Share-Basic	$	0.33	$	0.41	(19.5)%
Net Income Per Common Share-Diluted	$	0.32	$	0.39	(17.9)%
Average common shares outstanding:					
Basic		7,084		7,330	
Diluted		7,274		7,663	

NM = Not Meaningful

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	June 30, 2008			March 31, 2008		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 22,351	$ 111	2.00%	$ 22,925	$ 180	3.16%
FHLB/ACBB Stock	4,400	76	6.95	4,174	100	9.64
Securities:						
Available for sale	76,613	961	5.02	70,757	908	5.13
Held to maturity	31,547	416	5.27	34,147	455	5.33
Total securities	108,160	1,377	5.09	104,904	1,363	5.20
Loans, net of unearned discount:						
SBA	101,006	2,028	8.03	98,614	2,328	9.44
Commercial	378,389	6,667	7.09	372,343	6,735	7.28
Residential mortgage	79,985	1,209	6.05	74,341	1,079	5.81
Consumer	58,608	846	5.81	57,482	901	6.30
Total loans	617,988	10,750	6.99	602,780	11,043	7.36
Total interest-earning assets	752,899	12,314	6.57	734,783	12,686	6.93
Noninterest-earning assets:						
Cash and due from banks	14,377			14,991		
Allowance for loan losses	(8,814)			(8,690)		
Other assets	31,262			30,304		
Total noninterest-earning assets	36,825			36,605		
Total Assets	$ 789,724			$ 771,388		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 82,195	$ 350	1.71	$ 78,999	$ 366	1.86
Savings deposits	185,674	918	1.99	190,574	1,349	2.85
Time deposits	282,182	3,006	4.28	276,426	3,220	4.69
Total interest-bearing deposits	550,051	4,274	3.13	545,999	4,935	3.64
Borrowed funds and subordinated debentures	110,464	1,155	4.21	100,850	1,065	4.25
Total interest-bearing liabilities	660,515	5,429	3.31	646,849	6,000	3.73
Noninterest-bearing liabilities:						
Demand deposits	78,879			74,709		
Other liabilities	2,553			2,191		
Total noninterest-bearing liabilities	81,432			76,900		
Shareholders' equity	47,777			47,639		
Total Liabilities and Shareholders' Equity	$ 789,724			$ 771,388		
Net interest spread		6,885	3.26%		6,686	3.20%
Tax-equivalent basis adjustment		(47)			(51)	
Net interest income		$ 6,838			$ 6,635	
Net interest margin			3.66%			3.64%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	June 30, 2008			June 30, 2007		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 22,351	$ 111	2.00%	$ 19,029	$ 221	4.66%
FHLB/ACBB Stock	4,400	76	6.95	3,289	56	6.83
Securities:						
Available for sale	76,613	961	5.02	61,843	734	4.75
Held to maturity	31,547	416	5.27	37,501	496	5.29
Total securities	108,160	1,377	5.09	99,344	1,230	4.95
Loans, net of unearned discount:						
SBA	101,006	2,028	8.03	83,080	2,202	10.60
Commercial	378,389	6,667	7.09	335,081	6,378	7.63
Residential mortgage	79,985	1,209	6.05	65,256	967	5.93
Consumer	58,608	846	5.81	55,227	951	6.91
Total loans	617,988	10,750	6.99	538,644	10,498	7.81
Total interest-earning assets	752,899	12,314	6.57	660,306	12,005	7.28
Noninterest-earning assets:						
Cash and due from banks	14,377			12,170		
Allowance for loan losses	(8,814)			(8,022)		
Other assets	31,262			29,092		
Total noninterest-earning assets	36,825			33,240		
Total Assets	$ 789,724			$ 693,546		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 82,195	$ 350	1.71	$ 84,729	$ 477	2.26
Savings deposits	185,674	918	1.99	211,478	2,122	4.02
Time deposits	282,182	3,006	4.28	184,727	2,153	4.67
Total interest-bearing deposits	550,051	4,274	3.13	480,934	4,752	3.96
Borrowed funds and subordinated debentures	110,464	1,155	4.21	87,815	1,136	5.19
Total interest-bearing liabilities	660,515	5,429	3.31	568,749	5,888	4.15
Noninterest-bearing liabilities:						
Demand deposits	78,879			75,469		
Other liabilities	2,553			2,262		
Total noninterest-bearing liabilities	81,432			77,731		
Shareholders' equity	47,777			47,066		
Total Liabilities and Shareholders' Equity	$ 789,724			$ 693,546		
Net interest spread		6,885	3.26%		6,117	3.13%
Tax-equivalent basis adjustment		(47)			(30)	
Net interest income		$ 6,838			$ 6,087	
Net interest margin			3.66%			3.71%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

				Year to Date			
		June 30, 2008			June 30, 2007		
		Balance	Interest	Rate	Balance	Interest	Rate
ASSETS							
Interest-earning assets:							
Federal funds sold and interest-bearing deposits with banks	$	22,638	$ 291	2.59%	$ 19,835	$ 483	4.91%
FHLB/ACBB Stock		4,287	176	8.26	3,020	114	7.61
Securities:							
Available for sale		73,685	1,869	5.07	61,999	1,468	4.74
Held to maturity		32,847	871	5.30	39,881	1,054	5.29
Total securities		106,532	2,740	5.14	101,880	2,522	4.95
Loans, net of unearned discount:							
SBA		99,810	4,356	8.73	82,435	4,542	11.02
Commercial		375,366	13,402	7.18	326,905	12,366	7.63
Residential mortgage		77,163	2,288	5.93	64,086	1,855	5.79
Consumer		58,045	1,747	6.05	54,328	1,855	6.89
Total loans		610,384	21,793	7.17	527,754	20,618	7.86
Total interest-earning assets		743,841	25,000	6.75	652,489	23,737	7.31
Noninterest-earning assets:							
Cash and due from banks		14,684			12,199		
Allowance for loan losses		(8,752)			(7,950)		
Other assets		30,783			29,292		
Total noninterest-earning assets		36,715			33,541		
Total Assets	$	780,556			$ 686,030		
LIABILITIES AND SHAREHOLDERS' EQUITY							
Interest-bearing liabilities:							
Interest-bearing demand deposits	$	80,597	$ 716	1.79	$ 91,114	$ 1,029	2.28
Savings deposits		188,124	2,267	2.42	211,180	4,293	4.10
Time deposits		279,304	6,226	4.48	177,657	4,123	4.68
Total interest-bearing deposits		548,025	9,209	3.38	479,951	9,445	3.97
Borrowed funds and subordinated debentures		105,657	2,220	4.23	81,509	2,126	5.26
Total interest-bearing liabilities		653,682	11,429	3.52	561,460	11,571	4.16
Noninterest-bearing liabilities:							
Demand deposits		76,794			75,346		
Other liabilities		2,372			2,593		
Total noninterest-bearing liabilities		79,166			77,939		
Shareholders' equity		47,708			46,631		
Total Liabilities and Shareholders' Equity	$	780,556			$ 686,030		
Net interest spread			13,571	3.23%		12,166	3.15%
Tax-equivalent basis adjustment			(98)			(60)	
Net interest income			$ 13,473			$ 12,106	
Net interest margin				3.65%			3.73%

Unity Bancorp, Inc.
Allowance for Loan Losses and Loan Quality Schedules
(Dollars in thousands)

		6/30/2008		3/31/2008		12/31/2007		9/30/2007		6/30/2007
ALLOWANCE FOR LOAN LOSSES:										
Balance, beginning of quarter	$	8,650	$	8,383	$	8,183	$	7,997	$	7,757
Provision charged to expense		650		450		550		450		350
		9,300		8,833		8,733		8,447		8,107
Less: Charge offs										
SBA		249		264		260		270		124
Commercial		60		-		126		24		5
Residential mortgage		-		25		-		-		-
Consumer		56		6		20		28		-
Total Charge Offs		365		295		406		322		129
Add: Recoveries										
SBA		5		60		53		41		12
Commercial		4		2		3		7		2
Residential mortgage		-		-		-		-		-
Consumer		1		50		-		10		5
Total Recoveries		10		112		56		58		19
Net Charge Offs		355		183		350		264		110
Balance, end of quarter	$	8,945	$	8,650	$	8,383	$	8,183	$	7,997
				-						
LOAN QUALITY INFORMATION:										
Nonperforming loans	$	6,621	$	4,142	$	5,461	$	4,185	$	4,611
Other real estate owned, net		266		266		106		134		366
Nonperforming assets	$	6,887	$	4,408	$	5,567	$	4,319	$	4,977
Loans 90 days past due and still accruing	$	76	$	546	$	155	$	340	$	167
Allowance for loan losses to:										
Total loans at period end		1.39 %		1.43 %		1.42 %		1.44 %		1.48%
Nonperforming loans		135.10		208.84		153.49		195.53		173.43
Nonperforming assets		129.88		196.23		150.58		189.47		160.68
Net charge offs to average loans (QTD)		0.23		0.12		0.24		0.19		0.08
Net charge offs to average loans (YTD)		0.18		0.12		0.14		0.11		0.07
Nonperforming loans to total loans		1.03		0.69		0.93		0.74		0.85
Nonperforming assets to total loans and OREO		1.07		0.73		0.94		0.76		0.92

Unity Bancorp, Inc.
Quarterly Financial Data

		06/30/08	03/31/08	12/31/07	09/30/07	06/30/07
SUMMARY OF INCOME (in thousands) :						
Interest income	$	12,267 $	12,635 $	12,657 $	12,566 $	11,975
Interest expense		5,429	6,000	6,310	6,593	5,888
Net interest income		6,838	6,635	6,347	5,973	6,087
Provision for loan losses		650	450	550	450	350
Net interest income after provision		6,188	6,185	5,797	5,523	5,737
Noninterest income		1,028	1,455	1,053	1,460	1,748
Noninterest expense		5,617	5,770	5,928	5,501	5,267
Income before income taxes		1,599	1,870	922	1,482	2,218
Federal and state income tax provision		495	626	242	430	676
Net Income		1,104	1,244	680	1,052	1,542
Net Income per Common Share:						
Basic	$	0.16 $	0.18 $	0.10 $	0.15 $	0.21
Diluted		0.15	0.17	0.09	0.14	0.20
COMMON SHARE DATA:						
Cash dividends declared	$	0.05 $	0.05 $	0.05 $	0.05 $	0.05
Book value at quarter end		6.76	6.76	6.70	6.61	6.54
Market value at quarter end		6.95	7.48	8.10	10.55	10.90
Average common shares outstanding: (000's)						
Basic		7,092	7,075	7,107	7,215	7,334
Diluted		7,275	7,271	7,328	7,462	7,660
Common shares outstanding at period end (000's)		7,095	7,084	7,063	7,154	7,371
OPERATING RATIOS:						
Return on average assets		0.56 %	0.65 %	0.36 %	0.57 %	0.89%
Return on average common equity		9.29	10.50	5.78	8.89	13.14
Efficiency ratio		69.59	71.95	74.07	74.23	67.22
BALANCE SHEET DATA (in thousands):						
Assets	$	832,315 $	807,874 $	752,196 $	746,821 $	732,403
Deposits		671,881	642,282	601,268	612,215	596,093
Loans		643,039	602,943	590,132	567,597	541,385
Shareholders' equity		47,951	47,896	47,260	47,261	48,242
Allowance for loan losses		8,945	8,650	8,383	8,183	7,997
TAX-EQUIVALENT YIELDS AND RATES:						
Interest-earning assets		6.57 %	6.93 %	7.15 %	7.16 %	7.28%
Interest-bearing liabilities		3.31	3.73	4.05	4.27	4.15
Net interest spread		3.26	3.20	3.10	2.89	3.13
Net interest margin		3.66	3.64	3.62	3.44	3.71
CREDIT QUALITY:						
Nonperforming assets (in thousands)	$	6,887 $	4,408 $	5,567 $	4,319 $	4,977
Allowance for loan losses to period-end loans		1.39 %	1.43 %	1.42 %	1.44 %	1.48%
Net charge offs to average loans		0.23	0.12	0.24	0.19	0.08
Nonperforming assets to loans and OREO		1.07	0.73	0.94	0.76	0.92
CAPITAL AND OTHER:						
Total equity to assets		5.76 %	5.93 %	6.28 %	6.33 %	6.59%
Tier I capital to average assets (leverage)		8.01	8.06	8.25	8.37	9.21
Tier I capital to risk-adjusted assets		9.42	9.66	9.81	10.51	11.07
Total capital to risk-adjusted assets		10.67	10.91	11.06	11.76	13.72
Number of banking offices		16	17	17	16	15
Number of ATMs		19	20	20	19	18
Number of employees		191	188	201	197	195

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with $832 million in assets and $672 million in deposits. Unity Bank provides financial services to retail, corporate & small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton county in Pennsylvania. For additional information about Unity visit our website at www.unitybank.com or call (800) 618-BANK.

This letter contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the Company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.